Exhibit 24(a)2Exhibit 24(a)2

June 13, 2023

Myra C. Bierria and Melissa K. Caen

Ms. Bierria and Ms. Caen:

As an officer and director of The Southern Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2023 and September 30, 2023 and any necessary or appropriate amendment or amendments to such reports, to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, such reports or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Christopher C. Womack

Christopher C. Womack